Exhibit 99.1

Paris, February 8, 2012

2011 Results Benefit from Genzyme Acquisition

Net Sales and Business EPS1 up 9.2%2 in Q4

	Q4 2011	Change on a reported basis	Change at constant exchange rates	2011	Change on a reported basis	Change at constant exchange rates
Net sales	€8,508m	+8.8%	+9.2%	€33,389m	+3.2%	+5.3%

Business net income[1]	€2,077m	+13.0%	+11.7%	€8,795m	-4.6%	-2.7%

Business EPS[1]	€1.56	+10.6%	+9.2%	€6.65	-5.8%	-3.8%

In order to facilitate an understanding of our operational performance, we comment on our business net income statement. Business net income1 is a non-GAAP financial measure. The consolidated income statement for 2011 is provided in Appendix 7. A reconciliation of business net income to consolidated net income is provided in Appendix 6. Consolidated net income for 2011 was €5,693 million, compared to €5,467 million for 2010. Consolidated EPS for 2011 was €4.31 versus €4.19 for 2010.

Commenting on the Group’s performance in 2011, Sanofi Chief Executive Officer, Christopher A. Viehbacher said, “2011 was a key year in transforming Sanofi. We successfully acquired and integrated Genzyme, our growth platforms3 recorded double-digit growth, we delivered cost savings as planned and submitted filings to regulatory authorities for five new products. Several product exclusivity losses were absorbed and we successfully limited the impact on business EPS. Beyond the remaining patent cliff in 2012, the robust performance of our diversified growth platforms, the reduced exposure to future patent expiries and progress on R&D, position Sanofi for a period of sustainable growth”.

    2011 Performance

•	Total sales[4] grew 5.3%[5] to €33,389 million. Excluding Genzyme and A/H1N1 sales, sales decreased by 1.2%. €2,206 million of sales were lost due to generic competition compared to 2010.

•	Growth platforms sales increased 10.8% (excluding A/H1N1 sales). Sales of growth platfoms and Genzyme reached €21,703 million and accounted for 65% of total sales.

•	Sales in Emerging Markets[6] grew 10.4% (excluding Genzyme and A/H1N1 sales) to €10,133 million.

•	Diabetes delivered growth of 12.0%. In the fourth quarter, Lantus® sales exceeded €1 billion in quarterly sales for the first time.

•	Vaccines sales were up 7.2% (excluding A/H1N1 sales) to €3,469 million.

•	Genzyme sales (consolidated from April 1, 2011) increased 7.7%[7] to €2,395 million. The $700 million targeted cost synergies by 2013 are on track and $230 million were already achieved in 2011.

•	CHC and Generics recorded another year of impressive growth, up 22.8% and 16.2%, respectively. The Allegra® OTC launch in the U.S. by Chattem was a success with sales of €211 million.

•	Merial sales were up 4.3%, which included growth of 12.4% in Emerging Markets.

•	Business EPS[1] of €6.65 was down 3.8% at CER.

•	The proposed dividend of €2.65 per share corresponds to a payout ratio of 40%.

    Outlook

•	Production recovery is well underway at Genzyme. The Framingham plant recently received important regulatory approvals by both the FDA and EMA for the production of Fabrazyme®.

•	Five new products were submitted to regulatory authorities since last July. In February, AubagioTM in the EU and ZaltrapTM in the U.S. were submitted.

•

As announced last September, the loss of Plavix® and Avapro® exclusivity in the U.S. is anticipated to impact the 2012 business net income by around €1.4 billion[2]. Taking into account this impact, the performance of growth platforms, contribution from Genzyme and cost control as well as other generic competition should lead to a 2012 business EPS[1] 12% to 15% lower at CER than 2011[8], barring unforeseen adverse events. This objective is in-line with the mid-term plan presented last September for a return to growth over 2012-2015.

(1)	See Appendix 10 for definitions of financial indicators; (2) At Constant Exchange Rates; (3) See Appendix 4; (4) Growth in net sales is expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 10 for a definition); (5) 2010 includes consolidated Merial sales (€1,983 million); (6) See definition on page 8; (7) on a constant structure basis and at constant exchange rates; (8) €6.65

Sanofi : www.sanofi.com

Media Relations: (+) 33 1 53 77 46 46 - E-mail : MR@sanofi.com

Investor Relations : (+) 33 1 53 77 45 45 - E-mail : IR@sanofi.com

2011 fourth-quarter and full-year net sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates1.

In the fourth quarter of 2011, Sanofi generated sales of €8,508 million, up 8.8% on a reported basis. Exchange rate movements had a negative effect of 0.4 percentage points. The positive effect from the Japanese yen, the U.S. dollar and the Chinese Yuan was offset by an unfavorable impact from various currencies (notably the Venezuelan Bolivar, Turkish Lira and the Brazilian Real). At constant exchange rates, and including changes in the scope of consolidation (primarily the consolidation of Genzyme), net sales increased by 9.2%.

Sales in 2011 grew 3.2% on a reported basis to €33,389 million. Exchange rate movements had an unfavorable effect of 2.1 percentage points. The impact of the depreciation of the U.S. dollar, Venezuelan Bolivar and Turkish Lira against the Euro was mitigated by the favorable effect of the Japanese Yen and Australian dollar. At constant exchange rates, and accounting for changes in the scope of consolidation (primarily the consolidation of Genzyme from April 1), net sales increased by 5.3%. Excluding Genzyme and A/H1N1 sales, 2011 sales decreased by 1.2%.

Growth Platforms (see Appendix 4)

Sales of the Group’s growth platforms grew by 7.7% in the fourth quarter. Emerging Markets, Diabetes, Consumer Health Care and Animal Health grew at a double-digit pace in the quarter. The Group’s growth platforms together with Genzyme accounted for 66.4% of total consolidated sales in Q4 2011, up from 58.4% in the fourth quarter of 2010. In 2011, the growth platforms and Genzyme comprised 65.0% of total consolidated sales compared with 56.9% in 2010. Full year 2011 sales of growth platforms grew 10.8% excluding A/H1N1 vaccines sales.

Pharmaceuticals

Fourth-quarter sales for the Pharmaceuticals business reached €7,220 million, an increase of 10.5%, which reflects the positive contribution (€831 million) from Genzyme (consolidated from April 1, 2011) as well as the negative effect of generic competition to Lovenox®, Ambien® CR and Taxotere® in the U.S., Plavix® and Taxotere® in the EU, and the impact of EU austerity measures. Full year 2011 pharmaceuticals sales were €27,890 million, an increase of 6.7%.

Flagship Products9

(millions of euros)	Q4 2011 net sales	Change at constant exchange rates	2011 net sales		Change at constant exchange rates
Lantus®	1,054	+17.8%	3,916		+15.0%
Apidra®	35	-28.6%	190		+9.6%
Plavix®	529	+2.2%	2,040		-2.9%
Lovenox®	498	-13.4%	2,111		-23.4%
Aprovel®	314	-3.4%	1,291		-2.4%
Eloxatin®	325	+119.0%	1,071		+160.9%
Taxotere®	150	-67.5%	922		-57.0%
Multaq®	64	+1.6%	261		+56.4%
Jevtana®	47	+14.6%	188		+135.4%
Cerezyme®	133	-17.4%*	441	**	+11.1%*
Myozyme® / Lumizyme®	108	+15.9%*	308	**	+27.4%*
Renagel®/Renvela ®	143	+9.4%*	415	**	+10.2%*
Synvisc®/ Synvisc One®	87	+15.2%*	256	**	+14.7%*

*	on a constant structure basis and at constant exchange rates;
**	Sales since April 1st 2011
[1]	See Appendix 10 for definitions of financial indicators
[9]	See Appendix 2 for a geographical split of consolidated net sales by product

Diabetes

The Diabetes business generated sales of €1,242 million in the fourth quarter, an increase of 12.5%. Lantus® registered another quarter of strong growth and exceeded €1 billion in quarterly sales for the first time. Sales of the product were driven by the U.S. (+16.7% to €627 million), Emerging Markets (+30.7% to €172 million) and Japan (+18.0% to €34 million).

In the U.S, Lantus® SoloSTAR® represented 50.0% of total Lantus® sales in the quarter, versus 40.2% in the fourth quarter of 2010. In China, sales of Lantus® grew by 65.5% reflecting reimbursement coverage in the municipalities of Shanghai (December 2010) and Beijing (July 2011). In Brazil, sales of Lantus® were up 32.0%. In Russia, sales of Lantus® were up 23.5%. Full year 2011 sales of Lantus® reached €3,916 million, up 15.0% supported by strong performance in the U.S. (up 14.6% at €2,336 million), Emerging Markets (+26.0% at €617 million) and Japan (+19.5%).

At the World Diabetes Congress in Dubai last December, new meta-analysis data was presented and added to the wealth of evidence from more than 80,000 patients enrolled in clinical trials and 38 million patient years of treatment exposure to Lantus®. This new meta-analysis on the relationship between diabetes and cancer risk demonstrated no increased risk in patients using Lantus®.

Sanofi is sponsoring a large-scale, methodologically robust epidemiology program as agreed upon with the European Medicines Agency (EMA) and shared with health authorities worldwide. The program includes three large studies including two retrospective cohort studies and one case-control study conducted by independent investigators. The results of the ‘Northern European Database Study of Insulin and Cancer Risk’ are under review by health authorities and will be presented at scientific conferences in 2012. These results confirm Sanofi’s confidence in the safety of Lantus®.

Fourth-quarter sales of the rapid-acting insulin analog Apidra® were €35 million, down 28.6%, reflecting a temporary shortage of Apidra® 3mL cartridges, which impacted supplies in some markets. The production of Apidra® 3mL cartridges will return to full capacity in the first half of 2012. Full year 2011 sales of Apidra® reached €190 million, an increase of 9.6%.

Sales of Amaryl® were €113 million in the fourth quarter, down 8.9% reflecting generic competition in Japan which was partially offset by the growth in Emerging Markets (+8.9% to €58 million). Full year 2011 sales of Amaryl® were €436 million, down 7.9%.

The Diabetes business generated double digit growth of 12.0% in 2011 to €4,684 million.

Oncology

Fourth-quarter sales of Eloxatin® were up 119.0% to €325 million due to the further recovery of U.S. sales (€260 million, versus €79 million in the fourth quarter of 2010). Full year 2011 sales of the product reached €1,071 million. In September 2011, the U.S. District Court for the District of New Jersey ruled against Sun Pharmaceuticals in favor of Sanofi U.S. with respect to a contractual dispute arising from the resolution of the Eloxatin® patent litigation. This ruling, under appeal, supports the U.S. market exclusivity of Eloxatin® through August 9, 2012.

As expected, sales of Taxotere® declined significantly (-67.5% to €150 million) in the fourth quarter, reflecting generic erosion in the U.S. (sales down 90.4% to €14 million) and Western Europe (sales decreased 84.2% to €23 million). Full year 2011 sales of Taxotere® were €922 million, down 57.0%. In 2011, Taxotere sales generated outside the U.S. and Western Europe totaled €490 million.

Jevtana® sales reached €47 million in the fourth quarter. Sales in the U.S. and Western Europe reached €24 million and €18 million, respectively. Full year 2011 sales of Jevtana® were €188 million compared to €82 million in 2010.

Worldwide presence1 of Plavix®/Iscover®

In the fourth quarter, the worldwide presence of Plavix® was stable at €1,750 million. Sales in the U.S. (consolidated by Bristol-Myers Squibb) were €1,159 million, down 2.1%. Over the period, Plavix® reported strong growth in Japan (up 22.7% to €208 million) and China (up 23.8% to €74 million). Sales in Europe were €129 million, down 24.3%, reflecting generic competition. In 2011, the worldwide presence of Plavix® reached €6,989 million, an increase of 4.5%. Full year 2011 sales in Japan and China were €671 million (up 22.9%) and €277 million (up 27.7%), respectively. Full year 2011 consolidated sales of Plavix® in Emerging Markets recorded double digit-growth (up 11.9% to €706 million).

Worldwide presence of Plavix®/Iscover®: geographic split

(millions of euros)	Q4 2011	Change at constant exchange rates	2011	Change at constant exchange rates
Europe	129	-24.3%	574	-29.8%

United States	1,159	-2.1%	4,758	+7.8%

Other Countries	462	+17.2%	1,657	+13.8%

TOTAL	1,750	-0.1%	6,989	+4.5%

Worldwide presence1 of Aprovel®/Avapro®/Karvea®/Avalide®

In the fourth quarter, the worldwide presence of Aprovel® was €421 million, down 11.1% reflecting the growing penetration of losartan generics. In 2011, the worldwide presence of Aprovel® totaled €1,805 million, a decrease of 11.0%. Full year 2011 consolidated sales of the product in Emerging Markets reached €363 million, up 6.7%.

Worldwide presence of Aprovel®/Avapro®/Karvea®: geographic split

(millions of euros)	Q4 2011	Change at constant exchange rates	2011	Change at constant exchange rates
Europe	197	-13.4%	824	-13.0%

United States	80	-8.5%	374	-18.8%

Other Countries	144	-9.2%	607	-2.1%

TOTAL	421	-11.1%	1,805	-11.0%

Other Pharmaceutical Products

Lovenox® sales in the fourth quarter were down 13.4% to €498 million, reflecting generic competition in the U.S. (€118 million, down 50.2%). In Western Europe and in Emerging Markets, Lovenox® continued to record solid growth (+8.1% to €215 million and +19% to €140 million, respectively). Full year 2011 sales of Lovenox® reached €2,111 million, down 23.4%. Sales generated outside the U.S. grew 9.0% to €1,478 million and accounted for 70.0% of total Lovenox® sales. In September 2011, the FDA approved a second competing generic version of enoxaparin. Sanofi commercializes an authorized generic of Lovenox® in the U.S.

Fourth-quarter sales of Multaq® were €64 million, of which €47 million was generated in the U.S. and €15 million in Western Europe. Full year 2011 sales of Multaq® were €261 million. In the third quarter of 2011, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA), modified the indication for Multaq®. The FDA approved a label update in December 2011 to ensure its use in the appropriate patient population, specifically in patients in sinus rhythm with history of paroxysmal or persistent atrial fibrillation (AF) and reinforcing Warnings and Precautions for use.

Sales of the Ambien® family of products decreased by 18.1% (to €137 million) in the fourth quarter, reflecting generic competition to Ambien®CR in the U.S. (Ambien® sales in the U.S. were down 66.7% to €18 million). In Japan, Myslee® grew 8.5% to €86 million over the quarter. Full year 2011 sales of the Ambien® family were €490 million of which €82 million were in the U.S. (down 80.6%). In Japan, Myslee® sales increased 9.2% to €284 million.

[1]	See Appendix 10 for definitions of financial indicators

Allegra® sales in the fourth quarter as a prescription drug were €142 million of which €116 million (up 11.9%) was generated in Japan. Allegra® moved to the OTC market in the U.S. in March 2011 (sales reported in CHC). Full year 2011 sales of Allegra® as a prescription drug were €580 million, 80.2% of which (€465 million) were generated in Japan and increased by 22.1% reflecting a strong allergy season. In December 2011, the Japan patent office found two Japanese patents covering Allegra® invalid. This decision was subsequently appealed by Sanofi.

Sales of Copaxone® declined by 31.7% to €86 million, reflecting the transfer of the Copaxone® business to Teva in certain countries, notably Germany during the fourth quarter. Full year 2011 sales of the product reached €436 million, down 15.4%. All of the remaining Copaxone® business will be transferred to Teva during the first quarter of 2012. Following the transfer, Sanofi will receive a payment of 6% on sales from Teva for a period of two years, on a country-by-country basis.

Genzyme10

(millions of euros)	Q4 2011 net sales	Change on a constant structure basis and at constant exchange rates	Net sales since April 1st 2011	Change on a constant structure basis and at constant exchange rates*
Cerezyme®	133	-17.4%	441	+11.1	%*

Myozyme® / Lumizyme®	108	+15.9%	308	+27.4	%*

Fabrazyme®	47	+3.7%	109	+9.4	%*

Renagel®/Renvela ®	143	+9.4%	415	+10.2	%*

Synvisc®/ Synvisc One®	87	+15.2%	256	+14.7	%*

Total Genzyme	831	+0.8%	2,395	+7.7	%*

*	April to December 2011 sales compared to April to December 2010 sales

Genzyme sales in the fourth quarter were €831 million, an increase of 0.8% over the fourth quarter of 2010. Consolidated sales of Genzyme in 2011 (consolidated since April 1, 2011) reached €2,395 million, up 7.7% over the same period of 2010.

Sales of Cerezyme® were €133 million in the fourth quarter, a decrease of 17.4%. As communicated last quarter, the reduction in global supply allocations continued to effect sales in the quarter. Consolidated sales of Cerezyme® in 2011 grew 11.1% (to €441 million) compared to the same period of 2010, reflecting higher production levels than in 2010. Genzyme continues to expect an improving Cerezyme® supply outlook from February 2012 forward.

Sales of Myozyme®/Lumizyme® were €108 million in the fourth-quarter, an increase of 15.9%. Consolidated sales in 2011 were €308 million, an increase of 27.4% compared to the same period of 2010 and were driven by continued expansion of Lumizyme® in the U.S. and volume growth across all geographies.

Sales of Fabrazyme® in the fourth quarter were €47 million, up 3.7% from the fourth quarter of 2010. Consolidated sales in 2011 reached €109 million, an increase of 9.4% compared to the same period of 2010. Growth was driven by stabilized production runs and an increase in product availability. In January 2012, the European Medicines Agency (EMA) and the Food and Drug Administration (FDA) approved the Genzyme manufacturing plant in Framingham, for the production of Fabrazyme®. The approval of the Framingham site allows Genzyme to begin the process of returning patients to full dosing levels. Following the EMA approval, Genzyme will begin the process of moving the most severely affected patients in Europe to full dose of Fabrazyme® in the first quarter of 2012. Beginning in March, all patients in the U.S. currently on therapy will be returned to full dosing. In addition, the company will begin to transition new patients in the U.S. onto Fabrazyme®, at full dosing levels.

Globally, the complete return to normal supply levels of Fabrazyme will begin in the second quarter and continue throughout the year as planned, as Genzyme works to obtain all global regulatory approvals throughout the year and to build inventory.

[10]	Historical Genzyme perimeter; sales growth of Genzyme are stated on a constant structure basis and at constant exchange

Sales of Renvela®/Renagel® were €143 million in the fourth quarter, an increase of 9.4%. Growth was driven primarily by the U.S. market which achieved an all-time high in market share of 53.3%. Consolidated sales in 2011 were €415 million, up 10.2% compared to the same period of 2010.

Fourth-quarter sales of Synvisc®/Synvisc One® were €87 million, up 15.2%. Consolidated sales grew 14.7% (to €256 million) compared to the same period of 2010. The solid growth was a result of strong performance of the Synvisc One® franchise in the U.S. and in Japan.

Consumer Health Care

Sales of the Consumer Health Care (CHC) business registered another quarter of double digit growth (up 15.4% to €645 million), driven by Allegra® OTC in the U.S. (€25 million), the performance of Doliprane® (up 13.8%), Lactacyd® (up 42.1%), Enterogermina® (up 30.0%) and the positive impact from acquisitions (mainly BMP Sunstone in China). The CHC performance was particularly strong in Latin America with sales up 20.4% in the fourth quarter. Full year 2011 sales of CHC grew 22.8% to €2,666 million. Allegra® was successfully switched from Rx-to-OTC status in the U.S. in 2011. Sales of Allegra® OTC reached €245 million (of which €211 million in the U.S.) and the product has become Sanofi’s CHC product with highest sales.

In the fourth quarter of 2011, Aventis Pharma Limited (an Indian subsidiary of Sanofi) completed the acquisition of Universal Medicare Private Limited’s business of marketing and distribution of branded nutraceutical formulations in India. With this acquisition, Aventis Pharma will advance its sustainable growth strategy in India and facilitate the development of a CHC platform in that country.

Generics

Sales of generics in the fourth quarter reached €488 million, an increase of 21.0%, driven by increased authorized generics sales in the U.S. (U.S. sales of generic products were up 107.7% to €82 million). Over the period, sales both in Emerging Markets and Western Europe recorded double digit growth, up 11.0% (to €291 million) and 14.0% (to €106 million) respectively.

Full year 2011 generics sales were up 16.2% to €1,746 million, reflecting robust growth in Emerging Markets and recent launches of authorized generics of Taxotere®, Ambien®CR and Lovenox® in the U.S. (U.S. sales of generic products were up 79.4% to €177 million). In 2011, sales of generic products in Emerging Markets exceeded €1 billion (€1,092 million, up 14.0%).

Human Vaccines

Fourth-quarter consolidated sales of Sanofi Pasteur totaled €818 million, a decrease of 8.1% reflecting the impact of early supply of seasonal influenza vaccines in the third quarter in the U.S. Excluding influenza vaccines, fourth-quarter consolidated sales were up 24.1%. Full year 2011 consolidated sales for the Human Vaccines business were €3,469 million, an increase of 7.2% excluding A/H1N1 influenza vaccines sales booked in 2010, or a decrease of 5.5% including A/H1N1 vaccines sales.

Seasonal influenza vaccines sales were €66 million in the fourth quarter compared to €285 million in the fourth quarter of 2010, reflecting the early supply in the U.S. in the third quarter 2011. 2011 was a record year for seasonal influenza vaccines with total sales of €826 million, an increase of 2.5%, supported by strong Southern Hemisphere seasonal sales. In the U.S., our offering has been further differentiated with the launches of Fluzone® High Dose in 2010 and Fluzone® Intradermal in 2011 which was approved by the FDA in May. Fluzone® Intradermal experienced a limited launch in 2011 focused on the education of patients and healthcare professionals, the first doses were shipped in September.

Polio/Pertussis/Hib vaccines grew 23.4% to €325 million in the fourth quarter, driven by another strong performance of Pentaxim® (5-in-1 combination vaccine against diphtheria, tetanus, pertussis, polio and haemophilus influenzae type b) which is primarily sold in Emerging Markets (sales up 42.5% to €64 million). Sales of Pentacel® (another 5-in-1 combination vaccine, mainly sold in the U.S.) were up 15.1% (to €109 million). Full year 2011 sales of Polio/Pertussis/Hib vaccines totaled €1,075 million (up 12.0%), reflecting the performances of Pentaxim® (up 30.2% to €238 million), Pentacel® (up 9.1% to €332 million) and haemophilus influenzae type b vaccines notably in Japan. Total Hib vaccines sales grew 27.7% to €178 million.

Menactra® sales recorded strong double-digit growth (up 43.2%) to €93 million in the fourth quarter, led by robust performance in the U.S. where sales were up 53.9% to €86 million. U.S. sales benefited from the ACIP (Advisory Committee on Immunization Practices) recommendation of a booster dose for adolescents. Full year 2011 sales of Menactra® were €427 million, an increase of 4.3%, including €386 million in the U.S., which were up 2.7%.

Fourth-quarter sales of adult boosters grew 16.2% to €137 million, led by the performance of Adacel® which sales were up 13.0% to €90 million and tetanus/diphtheria vaccines. Full year 2011 sales of adult boosters totaled €465 million, an increase of 7.3%, including €314 million of Adacel® sales which were up 9.2%.

Travel and other endemic vaccines sales were €101 million increasing 10.9% in the fourth quarter and were down 1.6% to €370 million in 2011.

Consolidated vaccines sales

(millions of euros)	Q4 2011 net sales	Change at constant exchange rates	2011 net sales	Change at constant exchange rates
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	66	-76.5%	826	-33.2%

of which seasonal vaccines	66	-76.5%	826	+2.5%

of which pandemic vaccines	0	—	0	-100.0%

Polio/Pertussis/Hib Vaccines (incl. Pentacel® and Pentaxim®)	325	+23.4%	1,075	+12.0%

Meningitis/Pneumonia Vaccines (incl. Menactra®)	115	+35.6%	510	+2.3%

Adult Booster Vaccines (incl. Adacel ®)	137	+16.2%	465	+7.3%

Travel and Other Endemics Vaccines	101	+10.9%	370	-1.6%

Other Vaccines	74	+53.4%	223	+37.8%

TOTAL	818	-8.1%	3,469	-5.5%

Fourth-quarter sales (not consolidated by Sanofi) of Sanofi Pasteur MSD, the joint venture with Merck & Co in Europe were €223 million, down 12.7% (on a reported basis). Full year 2011 sales of Sanofi Pasteur MSD reached €791 million, down 13.8%, on a reported basis, reflecting a decrease in Gardasil® sales (down 31.1% to €181 million) and in flu vaccines sales.

Animal Health

Sales of Merial grew 10.0% to €470 million in the fourth quarter, reflecting a recovery of Frontline® family sales despite the entry of generic competition to Frontline® Plus in the U.S. in the third quarter. On June 21, the U.S. District Court for the Middle District of Georgia ruled in favor of Merial holding that sales of PetArmor™ Plus products infringed Merial’s patent and barred Cipla and Velcera from making or selling those products in the U.S. A court-ordered seizure of the inventory in the U.S. still in possession of the generic manufacturers went into effect on August 21, 2011. However, the generic products already sold to retailers were not recalled.

Fourth-quarter sales of the companion animals segment were up 9.7% to €249 million. Frontline® family products sales were up 16.8% to €132 million and recorded double digit growth in all regions. In the U.S., sales of Frontline® family products were up 12.2% (to €56 million) reflecting a recovery in Frontline® Plus sales and the July launch of Certifect®, a new combination parasiticide for flea and tick control for dogs.

Fourth-quarter sales of the production animals segment grew 10.4% to €221 million reflecting the double digit growth of the Veterinary Public Health segment and the Ruminant segment, which was driven by the launch in the U.S. of the antibiotic Zactran® against bovine respiratory disease.

Full year 2011 sales of Merial were up 4.3% to €2,030 million. The companion animals segment recorded sales of €1,277 million up 1.8%. Despite generic competition and new competitors in the U.S. and in Western Europe, Frontline® family products sales were up 0.9% to €764 million. Sales of the production animals segment increased 8.9% to €753 million driven by the robust performance of Ruminant segment (up 11.6%). The Avian segment, which benefited from the success of the vaccine Vaxxitek®, grew 7.8%. In 2011, Emerging Markets sales recorded double digit growth (up 12.4% to €507 million) accounting for 25.0% of total Merial sales.

Net sales by geographic region

(millions of euros)	Q4 2011 net sales	Change at constant exchange rates	2011 net sales	Change at constant exchange rates
United States	2,475	+9.8%	9,957	+6.8%

Western Europe*	2,208	-2.6%	9,130	-4.0%

Emerging Markets**	2,649	+18.7%	10,133	+10.1%

of which Eastern Europe and Turkey	667	+10.8%	2,666	+3.7%

of which Asia	634	+18.7%	2,416	+16.6%

of which Latin America	828	+27.2%	3,111	+11.8%

of which Africa	239	+14.3%	949	+9.7%

of which Middle East	237	+14.2%	872	+8.6%

Rest of the world***	1,176	+12.3%	4,169	+13.8%

of which Japan	840	+17.5%	2,865	+20.2%

TOTAL	8,508	+9.2%	33,389	+5.3%

*	France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark
**	World less the U.S. and Canada, Western Europe, Japan, Australia and New Zealand
***	Japan, Canada, Australia and New Zealand

Emerging Markets recorded strong double digit growth of 18.7% to €2,649 million, or 13.8% excluding Genzyme in the fourth quarter. BRIC (Brazil, Russia, India, China) sales were €933 million, up 24.0%, or up 20.2% excluding Genzyme. China recorded sales of €270 million, up 30.4% (excluding Genzyme), led by the performance of Plavix®, Lantus®, Aprovel® and the contribution from BMP Sunstone. Brazil sales were €398 million, up 14.7% (excluding Genzyme), led by Lantus®, CHC, generics and Vaccines. Sales in Russia reached €202 million, an increase of 23.2% excluding Genzyme, driven notably by Lantus®, Lovenox® and Vaccines.

Full-year 2011 sales in Emerging Markets totaled €10,133 million, an increase of 10.4% (excluding Genzyme and A/H1N1 vaccines sales of €361 million booked in 2010). Full-year sales in BRIC countries reached €3,467 million, up 19.8%, (excluding Genzyme and A/H1N1 vaccines sales). Brazil sales in 2011 were €1,522 million (up 16.9% excluding Genzyme and A/H1N1 sales). Sales in China in 2011 reached €981 million (up 38.5% excluding Genzyme). Russia recorded 2011 sales of €732 million, an increase of 7.4% (excluding Genzyme). In 2011, Asia and Latin America continued to deliver strong double digit sales growth of 15.7% and 18.1% respectively (excluding Genzyme and A/H1N1 sales). Full-year sales in Eastern Europe and Turkey were slightly down (- 0.4% excluding Genzyme and A/H1N1 sales) to €2,666 million, which were particularly impacted by price cuts and generic competition for Taxotere® in Turkey.

Fourth-quarter sales in the U.S. were €2,475 million up 9.8%, or down 8.2% excluding Genzyme (€423 million). Sales in the U.S. in the fourth quarter were impacted by generics of Taxotere®, Lovenox®, Ambien®CR and early supply of seasonal flu vaccines, which were partially offset by growth of Lantus® and Eloxatin®. Full-year 2011 sales in the U.S. were €9,957 million, up 6.8 % and down 5.7% excluding Genzyme and A/H1N1 sales.

Fourth-quarter sales in Western Europe reached €2,208 million, down 2.6% (or down 11.6% excluding Genzyme and A/H1N1 sales), and were impacted by competition for Taxotere® and Plavix®, the transfer of the Copaxone® business to Teva in certain countries, as well as the impact of austerity measures. Full-year 2011 sales in Western Europe reached €9,130 million, down 4.0% or down 10.5% excluding Genzyme and A/H1N1 sales.

Japan recorded sales of €840 million, up +17.5%, or up 9.4% excluding Genzyme, notably driven by Plavix® (up 22.7%) and Lantus® (up 18.0%). Full-year 2011 sales in Japan were €2,865 million, up 20.2%, or up 12.0% excluding Genzyme and were supported by Plavix® (up 22.9% to €671 million), Allegra® (up 22.2% to €465 million) and Hib vaccine sales.

R&D update

Sanofi submitted the following products to regulatory authorities in the U.S. and/or EU since July 2011:

•

KynamroTM 11 (mipomersen), licensed from Isis Pharmaceuticals Inc., was filed in the EU in July 2011 for the treatment of patients with homozygous familial hypercholesterolemia (hoFH) and severe heterozygous familial hypercholesterolemia (heFH). In the U.S., the submission of the hoFH indication is planned in the first quarter of 2012.

•	AubagioTM (teriflunomide) in the EU at the beginning of February 2012 for the treatment of relapsing multiple sclerosis. Teriflunomide was submitted in the U.S. in August 2011.

•	Visamerin®/Mulsevo® (semuloparin) was submitted in the EU and U.S. in September 2011 for the prevention of Venous Thrombo-Embolism events in cancer patients initiating a chemotherapy regimen.

•

Lyxumia® (lixisenatide), licensed from Zealand Pharma, was filed in the EU in October of 2011 for the treatment of type 2 diabetes. Submission of lixisenatide in the U.S. is expected in the fourth quarter of 2012.

•	Zaltrap™ (aflibercept), from the Regeneron partnership, was submitted in second line metastatic colorectal cancer in EU in December 2011 and in the U.S. in early February 2012.

Genzyme is completing the dossier for LemtradaTM (alemtuzumab12) for relapsing remitting multiple sclerosis which will be submitted to the FDA and EMA in the second quarter of 2012.

Additional regulatory milestones were achieved since the beginning of November with the submission to EU authorities of a pediatric indication for Lantus® and the filing of Plavix® in Japan for the treatment of peripheral arterial disease and ST- elevated myocardial infection. Plavix® was also approved in Japan in a new indication, stable angina/old myocardial infarction undergoing PCI (percutaneous coronary interventions).

Since the R&D update on November 3, the evolution of the R&D portfolio has been favourable with additional positive Phase III results for LemtradaTM (alemtuzumab), Lyxumia® (lixisenatide) and Aubagio® (teriflunomide); the beginning of a Phase III program for a new formulation of insulin glargine and for a JAK-2 inhibitor; the entry into Phase II of 5 compounds.

At the beginning of February, the R&D portfolio comprises 60 NMEs (New Molecular Entities) projects and vaccines in clinical development of which 17 are in Phase III or have been submitted to the health authorities for approval.

Evolution of the late stage portfolio:

In November, Sanofi and Regeneron announced positive preliminary results from the Phase 2 study program in which patients with elevated low-density lipoprotein cholesterol (LDL-C) were treated with SAR236553. This compound is a novel, high-affinity, subcutaneously administered, fully-human antibody targeting PCSK9. Blocking the PCSK9 pathway is a novel mechanism for lowering LDL-C, the leading known risk factor for coronary artery disease. Detailed Phase II data will be presented at the American College of Cardiology congress (ACC) in March. The Phase III program is targeted to start in the second quarter of 2012.

In November, Sanofi and its subsidiary Genzyme announced that the Phase lll CARE-MS ll trial, which compared LemtradaTM (alemtuzumab) to interferon beta-1a, Rebif®, in patients with relapsing-remitting multiple sclerosis met both of its co-primary endpoints. Relapse rate and sustained accumulation (worsening) of disability were significantly reduced in multiple sclerosis patients receiving alemtuzumab (Lemtrada™) as compared with Rebif®. Results for both of these co-primary endpoints were highly statistically significant. The full results of CARE-MS II will be presented at a forthcoming scientific meeting.

[11]	Zaltrap™, Lemtrada™, Aubagio™, Kynamro™ and Lyxumia® are registered trade names submitted to health authorities for investigational agents
[12]	Genzyme is developing alemtuzumab in Multiple Sclerosis in collaboration with Bayer HealthCare

In December, positive topline results were announced for Lyxumia® (lixisenatide) in combination with Lantus® in patients with type 2 diabetes uncontrolled on oral anti-diabetics. In this GetGoal Duo 1 study, lixisenatide achieved its primary efficacy endpoint of significantly reducing HbA1c, with a significant improvement in post-prandial glucose.

Positive top-line results of GetGoal-M evaluating Lyxumia® (lixisenatide) given as a morning or evening dosing as add-on therapy to metformin were presented at the 21st World Diabetes Congress in December.

Today, Sanofi announces positive top line results of the GetGoal-P study. In this study, Lyxumia® (lixisenatide) achieved its primary efficacy endpoint of significantly reducing HbA1c compared with placebo (p<0.0001) with HbA1c in the lixisenatide group decreasing from a mean baseline value of 8.08% to a mean value of 7.06% after 24 weeks.

Lyxumia® (lixisenatide), our new once-daily GLP-1, delivered positive results throughout the GetGoal phase III program.

In December, Genzyme reported top-line results from TENERE, a Phase III clinical trial comparing the effectiveness, safety and tolerability of once-daily oral AubagioTM (teriflunomide) to interferon beta-1a (Rebif®), an approved injectable therapy, in people with relapsing forms of multiple sclerosis. No statistical superiority was observed between the Rebif® and teriflunomide arms (7mg and 14mg) on risk of treatment failure, the primary composite endpoint of the study. Both the 7mg and 14mg doses of teriflunomide were safe and generally well tolerated.

ENCORE, ENGAGE and EDGE, the Phase III trials evaluating eliglustat, potentially the first oral therapy for Gaucher disease, are fully enrolled.

Three projects entered Phase III:

•

A new formulation of insulin glargine started Phase III trial. The EDITION I trial compares the new formulation of insulin glargine with Lantus® in patients with type II diabetes on basal plus meal-time insulin. The EDITION II trial compares the new formulation of insulin glargine with Lantus® in patients with type II diabetes with oral anti-diabetic agents. The estimated number of patients enrolled in each study is 800. Recruitment started at the end of 2011.

•	SAR302503, a JAK-2 inhibitor, entered Phase III in myelofibrosis;

•	VaxiGrip®, a quadrivalent inactivated influenza vaccine

Five compounds entered Phase II or started additional Phase II:

•	SAR279356, an anti-PNAG monoclonal antibody in prevention of serious infections;

•	SAR3419, a monoclonal antibody maytansinoid loaded anti CD19 for the treatment of Diffuse Large B-cell Lymphoma (DLBCL);

•	SAR113945, an Ikß kinase inhibitor for the treatment of symptoms of osteoarthritis;

•	SAR245408/XL147, an oral PI3K inhibitor for breast cancer. This compound is already in Phase II for endometrial cancer;

•	SAR256212/MM-121, a monoclonal antibody anti-ErbB3 for non-small cell lung cancer. This compound is already in Phase II for breast cancer.

Two projects in Phase I (SAR101099 – an urotensin II receptor antagonist evaluated in diabetes nephropathy and SAR103168 – a Multi-Kinase Inhibitor in oncology), three projects in Phase II (FOV2302 – a plasma kallikrein inhibitor evaluated in ophthalmology, a recombinant human TSH modified for Goiter, and ataluren- a transcription modulator evaluated in cystic fibrosis) and one project in Phase III (prochymal – a mesenchymal stem cell evaluated for graft-versus-host disease) have been discontinued.

In December, Regeneron announced top-line results of the Phase II, AFFIRM trial that studied Zaltrap® (aflibercept) in combination with the modified FOLFOX6 regimen in first-line therapy for metastatic colorectal cancer. The results showed that in patients who received Zaltrap® in combination with modified FOLFOX6, the Progression Free Survival rate at one year (the primary endpoint of the study) was similar to that seen in the standard therapy arm for patients who received modified FOLFOX6 alone.

Fourth-quarter financial results

Business Net Income1

Sanofi net sales in the fourth quarter reached €8,508 million, up 8.8% on a reported basis (up 9.2% at constant exchange rates), reflecting the performance of growth platforms, the acquisition of Genzyme (€831 million), the impact from EU austerity measures, and the loss of €387 million of sales due to generic competition. Other revenues were down 1.0% to €415 million, reflecting the slight decrease in Plavix® sales in the U.S. (-2.1%) and a positive dollar effect. At constant exchange rates, other revenues were down 1.9%.

Gross profit was up 7.5% (or up 7.3% at constant exchange rates) to €6,202 million. The ratio of cost of sales to net sales reached 32.0%, an increase of 0.4 percentage points due to the impact of generic competition.

Research and development expenses increased 10.7% (or 10.5% at constant exchange rates) to €1,293 million. Excluding Genzyme, R&D expenses decreased 1.7% at constant exchange rates. The ratio of R&D expenses to net sales was 15.2%, up 0.3 percentage point versus the fourth quarter of 2010.

Selling and general expenses were €2,221 million, an increase of 0.9% (or up 1.0% at constant exchange rates). Excluding Genzyme, SG&A expenses were down 9.2% at constant exchange rates. The ratio of selling and general expenses to net sales decreased 2.0 percentage points to 26.1%, reflecting tight cost control and start of Genzyme synergies.

Other current operating income net of expenses was stable at -€59 million.

The share of profits from associates reached €256 million, an increase of 1.2% (stable at constant exchange rates). The share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance was €258 million, up 4.9%.

Net income attributable to non-controlling interests was €57 million (up 3.6%) of which €49 million was the profits paid to BMS from territories managed by Sanofi.

Business operating income increased 11.3% (up 10.0% at constant exchange rates) to €2,828 million. The ratio of business operating income to net sales reached 33.2%, 0.7 percentage points higher than in the fourth quarter of 2010.

Net financial expenses were €113 million, compared to €95 million. This line included an impairment of €18 million recognized on Greek bonds valued at mark-to-market and a gain linked to revaluation at fair value of Yves Rocher stake.

The effective tax rate was 25.4%, compared to 27.0% in the fourth quarter of 2010, reflecting the positive effect of the Advance Pricing Agreement concluded between France and the U.S. in December 2011 on 2011 intercompany flows.

Business net income1 was €2,077 million, up 11.7% at constant exchange rates or 13.0% on a reported basis.

In Q4 2011, Business earnings per share1 (EPS) was €1.56, up 9.2% at constant exchange rates, or up 10.6% on a reported basis. The average number of shares outstanding increased to 1,330.0 million this quarter versus 1,304.9 million in Q4 2010.

[1]	See Appendix 10 for definitions of financial indicators, and Appendix 6 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

2011 financial results

Business Net Income1

In 2011, Sanofi net sales reached €33,389 million, an increase of 3.2% on a reported basis and 5.3% at constant exchange rates reflecting the performance of growth platforms, the consolidation of Genzyme from April 1, the impact from EU austerity measures, and the loss of €2,206 million of sales due to generic competition. Other revenues were stable at €1,669 million, or increased 4.0% at constant exchange rates.

Gross profit was €24,632 million, down 0.4% or up 1.9% at constant exchange rates. The ratio of cost of sales was 31.2%, 2.4 percentage points higher, reflecting the impact of generic competition and the lack of A/H1N1 vacines sales.

Research and development expenses reached €4,811 million, up 5.6% (or 7.4% at constant exchange rates) and included €419 million of R&D expenses from Genzyme. Excluding Genzyme, R&D expenses were down 2.4% at constant exchange rates reflecting transforming initiatives. The ratio of R&D expenses to net sales was 14.4%, 0.3 percentage points higher than in 2010.

Selling and general expenses totaled €8,536 million, an increase of 4.5% or 6.7% at constant exchange rates. Excluding Genzyme, SG&A expenses were down 2.6% at constant exchange rates as transforming initiatives more than offset launch costs for Jevtana® in the EU, and Allegra® OTC in the U.S. and greater promotional effort behind Lantus® in the U.S. The ratio of selling and general expenses to net sales was 25.6%, 0.4 percentage points higher than in 2010.

Other current operating income net of expenses was €4 million versus €77 million in 2010, which included a €87 million payment received from Teva on sales of Copaxone® in North America (these payments ceased at the end of Q1 2010) and acquisition expenses related to Genzyme (€65 million in 2011).

The share of profits from associates reached €1,102 million, up 6.4% compared to 2010. The share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance was €1,070 million, up 9.2%.

Net income attributable to non-controlling interests reached €247 million, down 3.9%. The profits paid to BMS from territories managed by Sanofi were €225 million, down 5.5%, reflecting competition from clopidogrel generics in Europe.

Business operating income reached €12,144 million, a decrease of 3.9% at constant exchange rates, or down 5.6% on a reported basis. The ratio of business operating income to net sales was 36.4%, 3.3 percentage points lower than 2010.

Net financial expenses reached €412 million versus €362 million in 2010. Net financial expenses included an impairment of €49 million recognized on Greek bonds valued at mark-to-market. The average cost of gross debt was 2.6% in 2011.

The effective tax rate decreased 1.0 percentage point to 27.0% compared to 2010.

Business net income1 reached €8,795 million, a decrease of 2.7% at constant exchange rates, or a decrease of 4.6% on a reported basis.

In 2011, Business earnings per share1 (EPS) was €6.65, a decrease of 3.8% at constant exchange rates, or a decrease of 5.8% on a reported basis. The average number of shares outstanding increased to 1,321.7 million in 2011 versus 1,305.3 million in 2010.

[1]	See Appendix 10 for definitions of financial indicators, and Appendix 6 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

From business net income to consolidated net income (see Appendix 6)

In 2011, the main reconciling items between business net income and consolidated net income attributable to equity holders of Sanofi were:

•

A €3,314 million amortization charge against intangible assets arising on the application of purchase accounting to acquired companies (primarily Aventis: €1,788 million, Genzyme: €709 million and Merial €353 million) and to acquired intangible assets (licenses/products: €178 million). The fourth quarter amortization charge against intangible assets was €809 million (primarily Aventis: €369 million, Genzyme €233 million and Merial €94 million), €40 million of which related to acquired intangible assets (licenses/products). This item has no cash impact on the Group.

•

An impairment loss against intangible assets of €142 million (including €66 million in the fourth quarter notably for a project from Genzyme in Phase II for Goiter). This item has no cash impact on the Group.

•

An income of €15 million reflecting a decrease in the fair value of contingent considerations related to the CVRs (€211 million of which a charge of €41 million booked in Q4), an increase in the fair value of contingent considerations related to TargeGen business combination (€69 million of which €21 million booked in Q4), and Bayer contingent considerations (€127 million of which €90 million booked in Q4).

•

A charge of €476 million arising from the workdown of inventories of acquired companies (mainly due to Genzyme) remeasured at fair value due to the application of purchase accounting to acquisitions, of which €72 million in the fourth quarter. This item has no cash impact on the Group. This charge impacted the consolidated gross margin.

•

€1,314 million of restructuring costs (including €777 million in the fourth quarter) mainly related to continuing transformation of R&D, Operations in the U.S. and Europe and Industrial Affairs in Europe.

•

Damages of €210 million were awarded to Sanofi as part of a Plavix® patent litigation against Apotex. On October 18, 2011, in the damages phase of the Plavix® patent infringement case against Apotex, the U.S. Court of Appeals upheld the damages award, and Sanofi is to receive payment of $273 million in February 2012.

•

A non-recurring amortization charge of €519 million booked in the first quarter of 2011 due to the change of plan for Merial assets that were previously classified as held for sale or exchange in accordance with IFRS5. This charge corresponds to the depreciation and amortization of Merial assets that would have been recognized for the period from September 18, 2009 to December 31, 2010, had these assets not been classified as held for sale or exchange. This item has no cash impact on the Group.

•

A €1,905 million tax effect arising from the items listed above, comprising €1,178 million generated by amortization charged against intangible assets, €191 million by the non-recurring amortization charge on Merial assets, €143 million by the workdown of inventories of acquired companies and €399 million linked to restructuring costs. The fourth-quarter tax effect from the items listed above was €476 million, including €265 million of deferred taxes generated by amortization charged against intangible assets, €23 million by the workdown of inventories of acquired companies and €225 million linked to restructuring costs (see Appendix 6).

•

A €577 million non-recurring tax effect related to the impact of Franco-American APA on prior period and an adjustment of deferred taxes liabilities linked to revaluation of intangible assets following legislation changes.

•

In “Share of profits/losses from associates”, a charge of €32 million (of which €11 million in Q4 2011), net of tax, mainly relating to the share of amortization of intangible assets. This item has no cash impact on the Group.

Strong cash flow from operating activities in 2011

Net cash generated by operating activities after changes in working capital and before restructuring costs was €10,002 million, a decrease of 7.3% compared to 2010. This amount largely provided finance for capital expenditures (€1,644 million), the dividend paid by Sanofi (€1,372 million), repurchasing of shares (€1,074 million), and restructuring costs (€707 million). The acquisitions and partnerships made during the period (€14,079 million) were mainly Genzyme (€13,528 million) and BMP Sunstone (€377 million) and the disposals (€359 million) were mainly Dermik (€321 million). As a consequence, net debt increased from €1,577 million at December 31, 2010 to €10,859 million (debt of €14,983 million, net of €4,124 million cash and cash equivalents) at December 31, 2011.

The Board meeting which signed off the financial statements for the year ended December 31, 2011 was held on February 7, 2012. Audit procedures on the consolidated financial statements are complete. The audit opinion will be issued by the statutory auditors once they have finalized the specific verifications and other procedures required for the purposes of filing the French-language “document de reference” and the Form 20-F with the market authorities.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2010. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1: 2011 fourth-quarter and 2011 consolidated net sales by product

Appendix 2: 2011 fourth-quarter and 2011 consolidated net sales by geographic region and product

Appendix 3: Consolidated net sales by business segment

Appendix 4: Net sales of Growth Platforms

Appendix 5: 2011 fourth-quarter and 2011 business net income statements

Appendix 6: Reconciliation of business net income to net income attributable to equity holders of Sanofi

Appendix 7: 2011 fourth-quarter and 2011 consolidated income statements

Appendix 8: Change in net debt

Appendix 9: Simplified consolidated balance sheet

Appendix 10: Definitions

Appendix 1: 2011 fourth-quarter and 2011 consolidated net sales by product

Pharmaceuticals

(€ million)	Q4 2011 net sales	Change at constant exchange rates	Change on a reported basis
Lantus®	1,054	17.8%	17.9%
Apidra®	35	-28.6%	-28.6%
Insuman®	36	0.0%	2.9%
Amaryl®	113	-8.9%	-8.1%
Total Diabetes	1,242	12.5%	12.8%
Lovenox®	498	-13.4%	-14.4%
Plavix®	529	2.2%	4.8%
Taxotere®	150	-67.5%	-67.1%
Aprovel®	314	-3.4%	-3.4%
Eloxatin®	325	119.0%	121.1%
Multaq®	64	1.6%	1.6%
Jevtana®	47	14.6%	14.6%

Stilnox®/Ambien ®/Ambien CR®/Myslee®	137	-18.1%	-14.4%
Allegra®	142	-10.5%	-6.6%
Copaxone®	86	-31.7%	-31.7%
Tritace®	88	-4.2%	-8.3%
Depakine®	101	7.4%	6.3%
Xatral®	37	-46.5%	-47.9%
Actonel®	37	-32.1%	-33.9%
Nasacort®	18	-55.8%	-58.1%
Other Products	1,441	-1.9%	-3.5%
Consumer Health Care	645	15.4%	12.8%
Generics	488	21.0%	16.2%

Genzyme	831	ns	ns

Total Pharmaceuticals	7,220	10.5%	11.0%

Vaccines	818	-8.1%	-8.1%

Animal Health	470	10.0%	9.8%

Total	8,508	9.2%	8.8%

Vaccines

(€ million)	Q4 2011 net sales	Change at constant exchange rates	Change on a reported basis
Polio/Pertussis/Hib Vaccines	325	23.4%	22.6%
Influenza Vaccines	66	-76.5%	-76.8%
Méningitis/Pneumonia Vaccines	115	35.6%	36.9%
Adult Booster Vaccines	137	16.2%	17.1%
Travel and Other Endemics Vaccines	101	10.9%	9.8%
Other Vaccines	74	53.4%	57.4%

Total vaccines	818	-8.1%	-8.1%

Animal Health

(€ million)	Q4 2011 net sales	Change at constant exchange rates	Change on a reported basis
Frontline® and other fipronil products	132	+16.8%	16.8%
Vaccines	190	+9.1%	8.0%
Avermectin	86	+13.2%	13.2%
Other	62	-3.2%	-1.6%

Total	470	10.0%	9.8%

Pharmaceuticals

(€ million)	2011 net sales	Change at constant exchange rates	Change on a reported basis
Lantus®	3,916	15.0%	11.6%
Apidra®	190	9.6%	7.3%
Insuman®	132	-0.8%	-0.8%
Amaryl®	436	-7.9%	-8.8%
Total Diabetes	4,684	12.0%	9.0%
Lovenox®	2,111	-23.4%	-24.8%
Plavix®	2,040	-2.9%	-2.1%
Taxotere®	922	-57.0%	-56.6%
Aprovel®	1,291	-2.4%	-2.7%
Eloxatin®	1,071	160.9%	150.8%
Multaq®	261	56.4%	51.7%
Jevtana®	188	135.4%	129.3%

Stilnox®/Ambien®/Ambien CR®/Myslee®	490	-41.4%	-40.2%
Allegra®	580	-8.6%	-4.4%
Copaxone®	436	-15.4%	-15.0%
Tritace®	375	-6.3%	-8.5%
Depakine®	388	5.4%	4.3%
Xatral®	200	-30.7%	-32.4%
Actonel®	167	-29.8%	-29.8%
Nasacort®	106	-41.8%	-43.9%
Other Products	5,773	-3.4%	-4.8%
Consumer Health Care	2,666	22.8%	20.3%
Generics	1,746	16.2%	13.8%

Genzyme*	2,395	ns	ns

Total Pharmaceuticals	27,890	6.7%	4.9%

Vaccines	3,469	-5.5%	-8.9%

Animal Health	2,030	4.3%	2.4%

Total	33,389	5.3%	3.2%

*	Net sales since April 1st 2011

Vaccines

(€ million)	2011 net sales	Change at constant exchange rates	Change on a reported basis
Polio/Pertussis/Hib Vaccines	1,075	12.0%	9.2%
Influenza Vaccines*	826	-33.2%	-36.3%
Méningitis/Pneumonia Vaccines	510	2.3%	-3.2%
Adult Booster Vaccines	465	7.3%	3.6%
Travel and Other Endemics Vaccines	370	-1.6%	-3.1%
Other Vaccines	223	37.8%	31.9%

Total vaccines	3,469	-5.5%	-8.9%

*	Seasonal and pandemic influenza Vaccines

Animal Health

(€ million)	2011 net sales	Change at constant exchange rates	Change on a reported basis
Frontline® and other fipronil products	764	0.9%	-1.3%
Vaccines	662	7.2%	5.6%
Avermectin	372	6.5%	4.8%
Other	232	4.4%	2.2%

Total	2,030	4.3%	2.4%

Appendix 2: 2011 fourth-quarter and 2011 consolidated net sales by geographic region and product

Pharmaceuticals

Q4 2011 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Lantus®	186	8.1%	627	16.7%	172	30.7%	69	26.9%
Apidra®	12	-36.8%	12	-18.8%	5	-44.4%	6	0.0%
Insuman®	27	-3.6%	0	—	8	28.6%	1	—
Amaryl®	7	-30.0%	1	0.0%	58	8.9%	47	-23.2%

Total Diabetes	236	3.1%	640	15.6%	243	21.5%	123	0.0%
Lovenox®	215	8.1%	118	-50.2%	140	19.0%	25	-4.0%
Plavix®	90	-32.3%	35*	-30.6%	183	18.7%	221	23.8%
Taxotere®	23	-84.2%	14	-90.4%	64	-29.3%	49	-27.4%
Aprovel®	178	-11.1%	11*	22.2%	87	1.1%	38	29.6%
Eloxatine®	7	-41.7%	260	225.3%	41	-2.4%	17	21.4%
Multaq®	15	-26.3%	47	9.5%	2	100.0%	0	100.0%
Jevtana®	18	—	24	-41.5%	5	—	0	—
Stilnox®/Ambien ®/Ambien CR®/Myslee®	13	0.0%	18	-66.7%	17	11.8%	89	6.6%
Allegra®	2	0.0%	-1	-103.2%	25	22.7%	116	11.3%
Copaxone®	81	-33.6%	0	—	0	—	5	25.0%
Tritace®	40	-10.9%	0	—	42	4.5%	6	-16.7%
Depakine®	37	0.0%	0	—	58	13.0%	6	0.0%
Xatral®	13	-13.3%	6	-83.8%	17	0.0%	1	0.0%
Actonel®	11	-47.8%	0	—	17	-9.5%	9	-41.7%
Nasacort®	6	0.0%	5	-82.8%	6	0.0%	1	0.0%

Consumer Health Care	156	3.3%	107	23.3%	324	22.7%	58	0.0%

Generics	106	14.0%	82	107.7%	291	11.0%	9	28.6%

Others	586	-10.9%	108	-25.0%	548	15.6%	199	0.0%

Genzyme	210	—	423	—	115	—	83	—

Total Pharmaceuticals	2,043	-2.9%	1,897	19.2%	2,225	19.3%	1,055	14.8%

*	Sales of active ingredient to the American entity managed by BMS

Vaccines

Q4 2011 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Polio/Pertussis/Hib Vaccines	8	-27.3%	143	10.9%	141	52.6%	33	3.2%
Influenza Vaccines*	-1	-107.1%	25	-88.1%	40	-36.5%	2	-33.3%
Méningitis/Pneumonia Vaccines	1	0.0%	87	53.6%	23	-4.2%	4	30.6%
Adult Booster Vaccines	21	61.5%	99	8.8%	11	83.3%	6	-28.6%
Travel and Other Endemics Vaccines	6	100.0%	20	11.1%	57	9.4%	18	0.0%
Other Vaccines	4	-50.0%	60	71.4%	4	150.0%	6	1.6%

Total vaccines	39	-20.8%	434	-18.7%	276	16.0%	69	-2.9%

Animal Health

Q4 2011 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Frontline® and other fipronil products	30	20.0%	56	12.2%	24	14.3%	22	27.8%
Vaccines	54	14.6%	33	0.0%	98	12.4%	5	-33.3%
Avermectin	17	13.3%	31	28.0%	17	13.3%	21	-4.8%
Other	25	-11.1%	24	15.0%	9	50.0%	4	-75.0%

Total	126	9.6%	144	12.6%	148	15.0%	52	-7.5%

Pharmaceuticals

2011 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Lantus®	730	6.4%	2,336	14.6%	617	26.0%	233	22.3%
Apidra®	68	0.0%	65	11.3%	37	8.6%	20	58.3%
Insuman®	103	-4.6%	0	—	29	20.0%	0	—
Amaryl®	32	-23.8%	4	-33.3%	228	8.6%	172	-21.6%

Total Diabète	943	4.3%	2,405	14.4%	911	20.1%	425	0.5%
Lovenox®	833	6.4%	633	-54.3%	551	14.0%	94	3.5%
Plavix®	414	-35.6%	196*	-8.0%	706	11.9%	724	18.6%
Taxotere®	189	-73.6%	243	-69.2%	294	-24.6%	196	-20.2%
Aprovel®	753	-9.1%	49*	25.6%	363	6.7%	126	8.6%
Eloxatin®	38	-19.6%	806	393.0%	162	9.3%	65	10.2%
Multaq®	66	66.7%	184	50.8%	7	250.0%	4	33.3%
Jevtana®	44	—	131	65.9%	13	—	0	—
Stilnox®/Ambien ®/Ambien CR®/Myslee®	53	-3.6%	82	-80.6%	65	-1.5%	290	8.3%
Allegra®	13	-18.8%	3	-98.6%	99	19.3%	465	22.2%
Copaxone®	415	-14.1%	0	—	0	-100.0%	21	11.1%
Tritace®	170	-10.1%	0	—	181	0.0%	24	-23.3%
Depakine®	145	-2.0%	0	—	227	11.5%	16	-6.7%
Xatral®	58	-12.1%	75	-49.7%	63	-7.1%	4	-20.0%
Actonel®	54	-48.1%	0	—	78	-12.9%	35	-22.0%
Nasacort®	25	-10.7%	54	-57.7%	23	0.0%	4	-20.0%

Consumer Health Care	651	3.2%	549	80.0%	1,225	20.8%	241	5.1%

Generics	443	9.4%	177	79.4%	1,092	14.0%	34	-20.0%

Others	2,417	-8.9%	497	-19.9%	2,106	7.4%	753	1.4%

Genzyme**	621	—	1,180	—	347	—	247	—

Total Pharmaceuticals	8,345	-3.9%	7,264	8.5%	8,513	15.0%	3,768	14.0%

*	Sales of active ingredient to the American entity managed by BMS;
**	Net sales since April 1st 2011

Vaccines

2011 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Polio/Pertussis/Hib Vaccines	36	-41.0%	463	2.8%	457	21.9%	119	66.7%
Influenza Vaccines*	77	-39.8%	435	-11.2%	296	-51.1%	18	-21.7%
Méningitis/Pneumonia Vaccines	3	-40.0%	390	2.7%	104	4.0%	13	-6.6%
Adult Booster Vaccines	76	40.7%	339	3.5%	30	-9.1%	20	11.8%
Travel and Other Endemics Vaccines	24	33.3%	89	17.5%	210	-9.4%	47	-8.2%
Other Vaccines	15	-12.5%	176	45.3%	16	13.3%	16	58.7%

Total vaccines	231	-18.4%	1,892	2.5%	1,113	-18.1%	233	24.2%

*	Seasonal and pandemic influenza Vaccines

Animal Health

2011 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER
Frontline® and other fipronil products	206	4.5%	411	-2.1%	86	8.8%	61	0.0%
Vaccines	195	2.6%	126	2.3%	325	14.2%	16	-21.1%
Avermectin	64	8.5%	177	2.8%	60	8.9%	71	13.6%
Other	89	-6.4%	87	24.3%	36	11.8%	20	-24.0%

Total	554	2.4%	801	2.1%	507	12.4%	168	-1.2%

Appendix 3: Consolidated net sales by business segment

Net sales (€ million)	Q4 2011	Q4 2010	2011	2010
Pharmaceuticals	7,220	6,505	27,890	26,576
Vaccines	818	890	3,469	3,808

Merial	470	428	2,030	1,983

Total	8,508	7,823	33,389	32,267

.

Appendix 4: Net sales of Growth Platforms

(€ million)	Q4 2011	Change at constant exchange rates	2011	Change at constant exchange rates
Emerging Markets1/2	2,649	+18.7%	10,133	+10.1%
Emerging Markets excluding Diabetes, Vaccines, CHC, animal health and new products	1,536	+10.1%	6,010	+6.6%
Diabetes	1,242	+12.5%	4,684	+12.0%
Vaccines	818	-8.1%	3,469	-5.5%
Consumer Health Care (CHC)	645	+15.4%	2,666	+22.8%
Animal Health	470	+10.0%	2,030	+4.3%
New products[3]	111	+6.7%	449	+81.9%

Total Growth Platforms	4,822	+7.7%	19,308	+8.1%*

[1]	World excluding the U.S. and Canada, Western Europe, Japan, Australia and New Zealand.
[2]	Include Diabetes, Vaccines, Consumer Health Care, animal health and new products sales generated in Emerging Markets;
[3]	Multaq® and Jevtana®
*	Excluding A/H1N1 sales, growth platforms sales increased 10.8%.

Appendix 5: Business net income statement

Fourth quarter 2011	Pharmaceuticals			Vaccines			Animal health(1)			Other		Group Total
Millions of euros	Q4 2011	Q4 2010	% change	Q4 2011	Q4 2010	% change	Q4 2011	Q4 2010	% change	Q4 2011	Q4 2010	Q4 2011	Q4 2010	% change
Net sales	7,220	6,505	11.0%	818	890	(8.1%)	470	428	9.8%			8,508	7,823	8.8%
Other revenues	400	408	(2.0%)	7	7		8	4	100.0%			415	419	(1.0%)
Cost of sales	(2,201)	(1,942)	13.3%	(352)	(368)	(4.3%)	(168)	(162)	3.7%			(2,721)	(2,472)	10.1%
As % of net sales	(30.5%)	(29.9%)		(43.1%)	(41.3%)		(35.7%)	(37.9%)				(32,0%)	(31.6%)

Gross profit	5,419	4,971	9.0%	473	529	(10.6%)	310	270	14.8%			6,202	5,770	7.5%
As % of net sales	75.1%	76.4%		57.8%	59.4%		66.0%	63.1%				72.9%	73.8%

Research and development expenses	(1,107)	(987)	12.2%	(146)	(139)	5.0%	(40)	(42)	(4.8%)			(1,293)	(1,168)	10.7%
As % of net sales	(15.3%)	(15.2%)		(17.8%)	(15.6%)		(8.5%)	(9.8%)				(15.2%)	(14.9%)
Selling and general expenses	(1,935)	(1,882)	2.8%	(138)	(175)	(21.1%)	(148)	(145)	2.1%			(2,221)	(2,202)	0.9%
As % of net sales	(26.8%)	(28.9%)		(16.9%)	(19.7%)		(31.4%)	(33.9%)				(26.1%)	(28.1%)
Other current operating income/expenses	(54)	(45)		(1)	6		4	(6)		(8)	(13)	(59)	(58)
Share of profit/loss of associates*	260	251		(4)	2							256	253
Net income attributable to non-controlling interests	(55)	(55)					(2)					(57)	(55)

Business operating income	2,528	2,253	12.2%	184	223	(17.5%)	124	77	61.0%	(8)	(13)	2,828	2,540	11.3%
As % of net sales	35.0%	34.6%		22.5%	25.1%		26.4%	18.0%				33.2%	32.5%

Financial income and expenses												(113)	(95)
Income tax expense												(638)	(607)
Tax rate**												25.4%	27.0%

Business net income												2,077	1,838	13.0%
As % of net sales												24.4%	23.5%

Business earnings per share*** (in euros)												1.56	1.41	10.6%

*	Net of tax
**	Determined on the basis of Business income before tax, associates, and non-controlling interests
***	Based on an average number of shares outstanding of 1,330 million in the fourth quarter of 2011 and 1,304.9 million in the third quarter of 2010
(1)

In 2010: the results of operations of the Merial business previously presented as “held-for-exchange” were reclassified and included in income from continuing operations in accordance with IFRS5 § 36, following the announcement to maintain Merial and Intervet/Schering-Plough as two separate organizations.

Full-year 2011	Pharmaceuticals			Vaccines			Animal health(1)			Other Other		Group Total
Millions of euros	FY 2011	FY 2010	% change	FY 2011	FY 2010	% change	FY 2011	FY 2010	% change	FY 2011	FY 2010	FY 2011	FY 2010	% change
Net sales	27,890	26,576	4.9%	3,469	3,808	(8.9%)	2,030	1,983	2.4%			33,389	32,367	3.2%
Other revenues	1,622	1,623	(0.1%)	25	28	(10.7%)	22	18	22.2%			1,669	1,669
Cost of sales	(8,368)	(7,316)	14.4%	(1,404)	(1,371)	2.4%	(654)	(615)	6.3%			(10,426)	(9,302)	12.1%
As % of net sales	(30.0%)	(27.5%)		(40.5%)	(36.0%)		(32.2%)	(31.0%)				(31.2%)	(28.8%)

Gross profit	21,144	20,883	1.2%	2,090	2,465	(15.2%)	1,398	1,386	0.9%			24,632	24,734	(0.4%)
As % of net sales	75.8%	78.6%		60.2%	64.7%		68.9%	69.9%				73.8%	76.4%

Research and development expenses	(4,101)	(3,884)	5.6%	(564)	(517)	9.1%	(146)	(155)	(5.8%)			(4,811)	(4,556)	5.6%
As % of net sales	(14.7%)	(14.6%)		(16.3%)	(13.6%)		(7.2%)	(7.8%)				(14.4%)	(14.1%)
Selling and general expenses	(7,376)	(6,962)	5.9%	(542)	(603)	(10.1%)	(617)	(604)	2.2%	(1)	(2)	(8,536)	(8,171)	4.5%
As % of net sales	(26.4%)	(26.2%)		(15.6%)	(15.8%)		(30.4%)	(30.5%)				(25.6%)	(25.2%)
Other current operating income/expenses	(13)	177			14		(7)	(6)		24	(108)	4	77
Share of profit/loss of associates*	1,088	1,009		1	19					13	8	1,102	1,036
Net income attributable to non-controlling interests	(246)	(258)			1		(1)					(247)	(257)

Business operating income	10,496	10,965	(4.3%)	985	1,379	(28.6%)	627	621	1.0%	36	(102)	12,144	12,863	(5.6%)
As % of net sales	37.6%	41.3%		28.4%	36.2%		30.9%	31.3%				36.4%	39.7%

Financial income and expenses												(412)	(362)
Income tax expense												(2,937)	(3,286)
Tax rate**												27.0%	28.0%

Business net income												8,795	9,215	(4.6%)
As % of net sales												26.3%	28.5%

Business earningsper share*** (in euros)												6.65	7.06	(5.8%)

*	Net of tax
**	Determined on the basis of Business income before tax, associates, and non-controlling interests
***	Based on an average number of shares outstanding of 1,321.7 million 2011 and 1,305.3 million in 2010
(1)

In 2010: the results of operations of the Merial business previously presented as "held-for-exchange" were reclassified and included in income from continuing operations in accordance with IFRS5 § 36, following the announcement to maintain Merial and Intervet/Schering-Plough as two separate organizations

Appendix 6: Reconciliation of Business net income to Net income attributable to equity holders of sanofi

Millions of euros	Q4 2011	Q4 2010(1)	% change
Business net income	2,077	1,838	13.0%

Amortization of intangible assets(2)	(809)	(848)
Impairment of intangible assets	(66)	(154)
Fair value remeasurement of contingent consideration liabilities	(152)
Expenses arising from the impact of acquisitions on inventories	(72)	(6)
Restructuring costs	(777)	(892)
Other gains and losses, and litigation (3)	190	(138)
Discontinuation of depreciation of PP&E* (IFRS5)		19
Tax effect of items listed above:	476	653
Amortization of intangible assets	265	265
Impairment of intangible assets	15	50
Fair value remeasurement of contingent consideration liabilities	24
Expenses arising on the workdown of acquired inventories	23	1
Restructuring costs	225	299
Other gains and losses, and litigation	(76)	46
Discontinuation of depreciation of PP&E (IFRS5)		(8)
Other tax items (4)	577
Share of items listed above attributable to non-controlling interests	6	1
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(11)	(36)

Net income attributable to equity holders of sanofi	1,439	437	229.3%

Consolidated earnings per share(5) (in euros)	1.08	0.33	227.3%

(1)

the results of operations of the Merial business previously presented as "held-for-exchange" were reclassified and included in income from continuing operations in accordance with IFRS5 § 36, following the announcement to maintain Merial and Intervet/Schering-Plough as two separate organizations.

(2)

Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations:
 € 769 million in the fourth quarter of 2011 and € 795 million in the fourth quarter of 2010.

(3)	Of which €210 million of income related to the award received by Sanofi in reparation of damages on the Plavix patent litigation.

(4)

In 2011, related to Advance Price Agreement impact for €349 million and €228 million reflecting a decrease in deferred taxes liabilities linked to revaluation of intangible assets following legislation changes.

(5)	Based on an average number of shares outstanding of 1,330 million in the fourth quarter of 2011 and 1,304.9 million in the fourth quarter of 2010.

*	Property, Plant and Equipment.

See page 13 for comments on the reconciliation of business net income to consolidated net income

Millions of euros	FY 2011	FY 2010(1)	% change
Business net income	8,795	9,215	(4.6%)

Amortization of intangible assets(2)	(3,314)	(3,529)
Impairment of intangible assets	(142)	(433)
Fair value remeasurement of contingent consideration liabilities	15
Expenses arising from the impact of acquisitions on inventories	(476)	(142)
Restructuring costs	(1,314)	(1,384)
Other gains and losses, and litigation(3)	(327)	(138)
Discontinuation of depreciation of PP&E* (IFRS5)		77
Tax effect of items listed above:	1,905	1,856
Amortization of intangible assets	1,178	1,183
Impairment of intangible assets	37	143
Fair value remeasurement of contingent consideration liabilities	34
Expenses arising on the workdown of acquired inventories	143	44
Restructuring costs	399	466
Other gains and losses, and litigation	114	46
Discontinuation of depreciation of PP&E (IFRS5)		(26)
Other tax items (4)	577
Share of items listed above attributable to non-controlling interests	6	3
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(32)	(58)

Net income attributable to equity holders of Sanofi	5,693	5,467	4.1%

Consolidated earnings per share(5) (in euros)	4.31	4.19	2.9%

(1)

the results of operations of the Merial business previously presented as "held-for-exchange" were reclassified and included in income from continuing operations in accordance with IFRS5 § 36, following the announcement to maintain Merial and Intervet/Schering-Plough as two separate organizations.

(2)	Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: € 3,136 million in 2011 and € 3,327 million in 2010.

(3)

Of which in 2011: related to the “Catch up” in respect of 2009 and 2010 depreciation and amortization expense on PP&E* and intangible assets of Merial, previously classified as “Assets held for sale or exchange” (€519 million) and €210 million of income related to the award received by Sanofi in reparation of damages on the Plavix patent litigation.

(4)

In 2011, related to Advance Price Agreement impact for €349 million and €228 million reflecting a decrease in deferred taxes liabilities linked to revaluation of intangible assets following legislation changes.

(5)	Based on an average number of shares outstanding of 1,321.7 million in 2011 and 1,305.3 million in 2010.

*	Property, Plant and Equipment.

Appendix 7: Consolidated income statements

Millions of euros	Q4 2011	Q4 2010(1)	FY 2011	FY 2010(1)
Net sales	8,508	7,823	33,389	32,367

Other revenues	415	419	1,669	1,669
Cost of sales	(2,793)	(2,469)	(10,902)	(9,398)

Gross profit	6,130	5,773	24,156	24,638

Research and development expenses	(1,293)	(1,167)	(4,811)	(4,547)
Selling and general expenses	(2,221)	(2,193)	(8,536)	(8,149)
Other operating income	38	30	319	369
Other operating expenses	(97)	(88)	(315)	(292)
Amortization of intangible assets	(809)	(848)	(3 314)	(3,529)
Impairment of intangible assets	(66)	(154)	(142)	(433)
Fair value remeasurement of contingent consideration liabilities	(152)		15
Restructuring costs	(777)	(892)	(1,314)	(1,384)
Other gains and losses, and litigation	190	(138)	(327)	(138)

Operating income	943	323	5,731	6,535

Financial expenses	(165)	(138)	(552)	(468)
Financial income	52	43	140	106

Income before tax and associates and joint ventures	830	228	5,319	6,173

Income tax expenses	415	46	(455)	(1,430)
Share of profit/loss of associates and joint ventures	245	217	1,070	978

Net income	1,490	491	5,934	5,721

Net income attributable to non-controlling interests	51	54	241	254

Net income attributable to equity holders of sanofi	1,439	437	5,693	5,467

Average number of shares outstanding (million)	1,330	1,304.9	1,321.7	1,305.3

Earnings per share (in euros)	1.08	0.33	4.31	4.19

(1)

The results of operations of the Merial business previously presented as "held-for-exchange" were reclassified and included in income from continuing operations in accordance with IFRS5 § 36, following the announcement to maintain Merial and Intervet/Schering-Plough as two separate organizations.

Appendix 8: Change in net debt

Millions of euros	FY 2011	FY 2010
Business net income	8,795	9,215

Depreciation, amortization and impairment of property, plant and equipment and intangible assets	1,156	1,080
Net gains and losses on disposals of non-current assets, net of tax	(52)	(111)
Other non cash items	579	550

Operating cash flow before changes in working capital (1)	10,478	10,734

Changes in working capital (1)	(476)	57
Acquisitions of property, plant and equipment and software	(1,644)	(1,349)

Free cash flow (1)	8,358	9,442

Acquisitions of intangibles, excluding software	(138)	(313)
Acquisitions of investments, including assumed debt(2)	(14,079)	(2,121)
Restructuring costs paid	(707)	(892)
Proceeds from disposals of property, plant and equipment, intangibles, and other non-current assets, net of tax	359	111
Issuance of sanofi shares	70	18
Dividends paid to sanofi shareholders	(1,372)	(3,131)
Acquisition of treasury shares	(1,074)	(321)
Disposals of treasury shares, net of tax	3	57
Other items(3)	(702)	(299)

Change in net debt	(9,282)	2,551

(1)	Excluding restructuring costs
(2)	In 2011: (€13,528 million) related to Genzyme acquisition
(3)	In 2011: of which foreign exchange effect on net debt (€754 million)

Appendix 9: Simplified consolidated balance sheets

ASSETS € million	12/31/2011	12/31/2010	LIABILITIES & EQUITY € million	12/31/2011	12/31/2010
Property, plant and equipment	10,750	8,155	Equity attributable to equity-holders of sanofi	56,219	53,097
Intangible assets (including goodwill)	61,718	44,411	Equity attributable to non-controlling interests	170	191

Non-current financial assets, investments in associates, and deferred tax assets	6,839	5,619	Total equity	56,389	53,288

			Long-term debt	12,499	6,695
			Non-current liabilities related to business combinations and to non-controlling interests	1,336	388
Non-current assets	79,307	58,185	Provisions and other non-current liabilities	10,346	9,326

			Deferred tax liabilities	6,011	3,808

Inventories, accounts receivable and other current assets	16,667	13,578	Non-current liabilities	30,192	20,217

Cash and cash equivalents	4,124	6,465	Accounts payable and other current liabilities	10,404	8,424
			Current liabilities related to business combinations and to non-controlling interests	220	98
			Short-term debt and current portion of long-term debt	2,940	1,565

Current assets	20,791	20,043	Current liabilities	13,564	10,087

Assets held for sale or exchange	67	7,036	Liabilities related to assets held for sale or exchange	20	1,672

Total ASSETS	100,165	85,264	Total LIABILITIES & EQUITY	100,165	85,264

Appendix 10: Definitions

Re-presentation of Merial results

In accordance with IFRS 5.36 and as Merial has ceased to be qualified as held for sale or exchange in Q1/2011, the results of Merial classified as held for sale or exchange in previously-issued financial statements have been reclassified and included in income from continuing operations for all periods presented.

Definitions of non-GAAP financial indicators

Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the fourth quarter of 2011 and 2011

(millions of euros)	Q4 2011	2011
Net sales	8,508	33,389
Effect of exchange rates	(34)	(704)
Net sales at constant exchange rates	8,542	34,093

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•

by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•	similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•	for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Worldwide presence of Plavix®/Iscover®, Avapro®/Aprovel®

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel bisulfate) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Business net income

Sanofi publishes a key non-GAAP indicator in response to the application of IFRS 8. This indicator “Business net income”, replaced “adjusted net income excluding selected items”.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•	amortization of intangible assets,

•	impairment of intangible assets,

•	fair value remeasurement of contingent consideration liabilities related to business combinations,

•	other impacts associated with acquisitions (including impacts of acquisitions on associates),

•	restructuring costs *,

•	other gains and losses (including gains and losses on disposals of non-current assets*),

•	costs or provisions associated with litigation*,

•	tax effects related to the items listed above as well as effects of major tax disputes,

*	Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.